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SEC FILE NUMBER
CUSIP NUMBER 524528106

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Leet Technology, Inc.
Full Name of Registrant

Blow & Drive Interlock Corp, Jam Run Acquisition Corp.
Former Name if Applicable

805 8TH FLOOR, MENARA MULIARA MAJESTIC, JALAN OTHMAN, PETALING JAYA, SELANGOR, MALAYSIA, 46000
Address of Principal Executive Office (Street and Number)

PETALING JAYA, SELANGOR, 46000
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, NCEN, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Company has encountered a delay in assembling the information, in particular its financial statements for the nine months ended September 30, 2022, required to be included in its September 30, 2022 Form 10-Q Report. The Company expects to file its September 30, 2022 Form 10-Q Report with the U.S. Securities and Exchange Commission within 5 calendar days of the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Long Ding Jung	46000	+60123735393
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Leet Technology, Inc.

(Name of Registrant as Specified in Charter.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2022	By:	/s/ Long Ding Jung
Title: Chief Executive Officer

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